                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1	Announcement on 2017/08/31: UMC will attend the investor conference on 2017/09/06

99.2	Announcement on 2017/08/31: UMC will attend investor conferences on 2017/09/06

99.3	Announcement on 2017/09/26: Supplement to the unsecured straight corporate bond issuance authorized by the Board of Director resolution passed on July 26th, 2017

99.4	Announcement on 2017/09/28: To announce related materials on acquisition of machinery and equipment

99.5 Announcement on 2017/09/08: August Revenue

99.6	Announcement on 2017/09/08: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will attend the investor conference on 2017/09/06

1. Date of the investor conference: 2017/09/06~2017/09/07
2. Time of the investor conference: 21:00
3. Location of the investor conference: New York, USA
4. Brief information disclosed in the investor conference: The Company will attend the “Asia Pacific CEO-CFO Conference”, held by J.P. Morgan.
5. The presentation of the investor conference release: It will be the same as the investor conference on 2017/07/26.
6. Will the presentation be released in the Company’s website:
Yes, please refer to the Company’s website at www.umc.com
7. Any other matters that need to be specified: Time of the investor conference in New York is 09:00 AM.

Exhibit 99.2

UMC will attend investor conferences on 2017/09/06

1. Date of the investor conference: 2017/09/06~2017/09/07
2. Time of the investor conference: 09:00
3. Location of the investor conference: Grand Hyatt Hotel Taipei
4. Brief information disclosed in the investor conference: The Company will attend the “18th Annual Asian Technology Conference”, held by Credit Suisse.
5. The presentation of the investor conference release: It will be the same as the investor conference on 2017/07/26.
6. Will the presentation be released in the Company’s website:
Yes, please refer to the Company’s website at www.umc.com
7. Any other matters that need to be specified: None.

Exhibit 99.3

Supplement to the unsecured straight corporate bond issuance authorized by the Board of Director resolution passed on July 26th, 2017

1. Date of the board of directors’ resolution: NA
2. Name        nth issue of (secured, unsecured) corporate bonds of        Co.: United Microelectronics Corporation 2nd unsecured straight corporate bond issuance in 2017
3. Total amount of the issue: NT$5,400 million; 5-year bond for NT$2,000 million and 7-year bond for NT$3,400 million
4. Face value: NT$1 million each
5. Issue price: At par
6. Issue period: 5 years and 7 years
7. Issue coupon/interest rate: Fixed rate, 0.94% p.a. and 1.13% p.a. for 5-year and 7-year bond respectively
8. Types, names, monetary amounts of security or collateral and stipulations thereupon: N/A
9. Use of the funds raised by the offering and utilization plan: Repay debts
10. Underwriting method: Public offering through underwriters
11. Trustees for the bonds: CTBC Bank Co., Ltd
12. Underwriter or distributing agent institution: MasterLink Securities Corp. as a lead underwriter
13. Guarantor(s) for the issue: None
14. Institution serving as agent for payment of the principal and interest: CTBC Bank Co., Ltd
15. Certifying institution: None
16. Where convertible into shares, the rules for conversion: N/A
17. Conditions of the investors’ put: None
18. Conditions of the issuer’s call: None
19. The record date for share conversion, if conversion, exchange, or subscription rights are attached: N/A
20. Possible dilution of equity, if conversion, exchange, or subscription rights are attached: N/A
21. Any other matters that need to be specified: None

Exhibit 99.4

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located a Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2017/01/06~2017/09/28
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price:
Transaction volume: one batch;
Average unit price: $ 1,033,573,351 NTD;
Total transaction price: $ 1,033,573,351 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East Asia Pte. Ltd.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
Transaction: price negotiation;
The reference basis for the decision on price: market price;
The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason for an appraisal report not been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposal: For production
17. Do the directors have any objection to the present transaction? : Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.5

United Microelectronics Corporation
September 8, 2017

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of August 2017.

1)	Sales volume (NT$ Thousand)

Period	Items	2017	2016	Changes	%
August	Net sales	13,045,093	12,933,096	111,997	0.87%
Year-to-Date	Net sales	100,789,011	96,829,098	3,959,913	4.09%

2)	Funds lent to other parties (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	3,975,840	3,978,480	21,226,470
Note : On December 14, 2016, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$132 million. The actual amount lent to USC(Xiamen) as of August 31, 2017 was US$60 million.

3)	Endorsements and guarantees (NT$ Thousand)

	This Month	Last Month
Balance as of period end	(actual amount provided)	(actual amount provided)	Limit of lending
UMC (Note1)	1,700,000	1,700,000	95,519,115
UMC (Note2)	9,337,200	9,343,400	95,519,115
UMC (Note3)	19,917	19,650	95,519,115
Note1 : On December 24, 2014, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,700 million. Note2 : On February 22, 2017, the board of directors resolved to provide endorsement to USC(Xiamen) ‘s syndicated loan from banks for the amount up to US$310 million. Note3 : On April 26, 2017, the board of directors resolved to provide endorsement to SocialNex Italia 1 s.r.l. ‘s VAT guarantee to Italian Tax Office for the amount up to EUR$ 558 thousand.

4)	Financial derivatives transactions :

a Hedging purpose : NT$ thousand
UMC

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	6,505,920	0
Fair Value	26,203	0
Net Profit from Fair Value	86,514	0
Written-off Trading Contracts	41,754,197	0
Realized profit (loss)	281,464	0

Exhibit 99.6

United Microelectronics Corporation
For the month of August, 2017

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of July 31, 2017	Number of shares as of August 31, 2017	Changes

Juristic-Person Director	Po-Wen Yen	2,688,917	2,678,917	(10,000)

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of July 31, 2017	Number of shares as of August 31, 2017	Changes

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